The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Helena Gu	Direct Dial: 774-267-7171	Email: Helena.gu@alston.com

January 15, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea F. Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on December 29, 2020

File Numbers 333-174926; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on January 7, 2021 (the “Comments”), relating to the Preliminary Proxy Statement on Schedule 14A filed on December 29, 2020 regarding WOA All Asset I (the “Fund”), a series of the Trust. A revised proxy statement reflecting these changes will be filed subsequent to this correspondence. Capitalized terms used and not defined herein have the meanings given to them in the Preliminary Proxy Statement.

General Comments

Comment #1

The Staff requests the following:

A.	Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR prior to effectiveness of the filing.
B.	Please remove all brackets and fill in all blanks.
Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

January 15, 2021 Page 2
C.	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
D.	When a comment applies to disclosure that appears elsewhere in the prospectus please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant acknowledges the comments and will make all necessary conforming changes as requested.

Comment #2

Please explain supplementally why the Trust cannot rely on the Dean Witter, Discover & Co.; Morgan Stanley Group no action letter in connection with Morgan Stanley’s acquisition of Eaton Vance Corp.?

Response #2

Pursuant to the Merger Agreement between Morgan Stanley and Eaton Vance Corp. (“EVC”), a condition to closing the transaction is that advisory clients of EVC’s investment adviser subsidiaries (which would include the Fund and other advisory clients) representing a specified percentage of EVC revenue consent to the continuation of their advisory relationships after the Closing.  As such, while the Registrant believes that it could rely on the Dean Witter, Discover & Co.; Morgan Stanley Group no action letter in connection with Morgan Stanley’s acquisition of EVC, it is pursuing shareholder consent of the New Advisory Agreement.  The Registrant would not require reliance on that no action letter with respect to the Fund to the extent that the New Advisory Agreement is approved by shareholders prior to Closing.

Q&A

Comment #3

In Q&A section, you address what will happen if shareholders do not approve the new advisory agreement. Please repeat this discussion in main body of the Proxy Statement.

Response #3

The Registrant will make the requested change.

January 15, 2021 Page 3

Proxy Statement – Summary of the Proposal

Information Concerning the Adviser

Comment #4

In the section "Information Concerning the Adviser" on page seven of the proxy statement, please disclose the addresses of all of the parents of the investment adviser and show the basis of control of the investment adviser and each parent. Item 22(c)(3) of Schedule 14A.

Response #4

The Registrant will add the requested addresses but notes that the basis of control of the investment adviser by its parent is already described in the proxy statement.

Expense Limitation Agreement

Comment #5

Please consider revising part two of the discussion regarding reimbursement by the Fund to the adviser of waived fees or reimbursed expenses to clarify that “the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded ‘after the reimbursement has been taken into account’”.

Response #5

The Registrant will make the requested change.

Evaluation of the Board of Trustees

Comment #6

Please explain supplementally if the Board considered any factors that weighed against approval of the advisory agreement?

Response #6

The Registrant confirms that the Board did not note any factors that weighed against approval of the New Advisory Agreement.

Comment #7

Please provide a draft of the proxy card filed on Edgar for review.

Response #7

A proxy card is included as Exhibit A for review and will be filed with the definitive proxy statement.

***

January 15, 2021 Page 4

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Helena Gu at (404) 881-7171 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Helena Gu

Helena Gu

January 15, 2021 Page 5

EXHIBIT A

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

SCAN TO
VIEW MATERIALS & VOTE

To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com or scan the QR Barcode above**
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D29622-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

		For	Against	Abstain
1.	To approve a new investment advisory agreement by and between the Trust, on behalf of the Fund, and Eaton Vance WaterOak, the investment adviser to the Fund; and	☐	☐	☐
2.	To transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.			

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

Note: Please be sure to sign and date this proxy.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [Joint Owners] Date

January 15, 2021 Page 6

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy Statement is available at www.proxyvote.com.

D29623-TBD

WOA ALL ASSET I
A SERIES OF NORTHERN LIGHTS FUND TRUST II

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

Revoking such prior appointments, the undersigned appoints Richard Malinowski and Allyson Stewart (or, if only one shall act, then that one) as proxies, with the power of substitution in each of them, to vote all shares of WOA All Asset I (the "Fund") registered in the name of the undersigned at the Special Meeting of Shareholders to be held at the Winter Park offices of Eaton Vance WaterOak (the former offices of Water Oak Advisors, LLC), at 145 Lincoln Avenue, Winter Park, FL 32789 on February 19, 2021 at 10:00 a.m. Eastern Time and via conference call, and at any postponements or adjournments thereof, and to otherwise represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Fund and date. Joint owners should sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued on the reverse)